

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Jesse Sutton
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

> **Re: PishPosh, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2022**
> **File No. 333-267982**

Dear Jesse Sutton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Use of Proceeds, page 24

1. We note your amended disclosure in response to comment 4. Please revise your Use of Proceeds disclosure to indicate the approximate amount of net proceeds intended to be spent for the repayment of the short-term promissory notes. Refer to Item 504 of Regulation S-K.

Dilution, page 26

2. Reference is made to the last paragraph on page 26. Please show us how you computed the impact each $1.00 increase (decrease) in the assumed offering price and 500,000 share increase (decrease) had on adjusted net tangible book value per share after the offering and dilution to new investors purchasing Common Stock in the offering.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Factors Affecting our Performance</u>
<u>Known Trends and Uncertainties</u>
<u>Inflation, page 29</u>

3.   We note your amended disclosure in response to comment 3. Please expand your discussion of interest rates in your Risk Factors to specifically identify the impact of rate increases on your operations and how your business has been affected.

<u>Alternate Pages</u>
<u>Selling Stockholders, page 9</u>

4.   With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Question 140.02 of Regulation S-K Compliance & Disclosure Interpretations. This comment also applies to the Security Ownership Table on page 53 of your public offering prospectus. Refer to Item 403 and Item 507 of Regulation S-K.

<u>General</u>

5.   We note your disclosure regarding the Pre-IPO Offering, including the sale of shares to Meister Seelig & Fein LLP. Please provide the disclosure required under Item 509 and Item 404(d) of Regulation S-K.

6.   We note your disclosure that listing is a condition to your offering. Please revise the cover page to also state that if your application is not approved by the Nasdaq Capital Market, your offering will not be completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis Lombardo